Citigroup Managed Futures LLC
                              731 Lexington Avenue
                                   25th Floor
                            New York, New York 10022



January 4, 2008

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
  Attn: Jorge Bonilla
        Senior Staff Accountant

Re:  Smith Barney Bristol Energy Fund L.P.
     Form 10 - Response to SEC Comments
     File No. 000-52602
     -------------------------------------

Ladies and Gentlemen:

On behalf of Smith Barney Bristol Energy Fund L.P. (the "Partnership"), I am writing this letter in my capacity as an officer of Citigroup Managed Futures LLC, the general partner of the Partnership (the "General Partner"). This letter responds to the Securities and Exchange Commission (the "Commission") Staff's comment letter dated November 9, 2007 (the "Letter") to the Partnership's Registration Statement on Form 10 that was filed with the Commission on April 30, 2007, as amended by Amendment No. 1 filed with the Commission on October 18, 2007 (the "Registration Statement"). The following response is numbered to correspond to the numbering of the Letter. For your convenience, the Staff's comments are indicated in italics, followed by the response of the General Partner.

General
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1.   We note that your response has been submitted and signed by your counsel.
     Please provide on a separate letter form, and signed by an officer of, the Company a statement acknowledging that:

     o The company is responsible for the adequacy and accuracy of the disclosures in the filings;

     o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Partnership acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings.

The Partnership is aware that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                     * * * *

Please feel free to call the undersigned at (212) 559-5046 with any questions.


Very truly yours,

/s/ Jennifer Magro

Jennifer Magro
Chief Financial Officer

cc:  Wilson K. Lee
     Rita M. Molesworth
     Gabriel Acri